To:
Alberta Securities Commission
Autorite des Marches Financiers
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Office of the Superintendent of Financial Institutions
Toronto Stock Exchange

CONSENT of QUALIFIED PERSON

I, Michael J. Bunyard, do hereby consent to the public filing by Nevsun Resources Ltd. (“The Company”) of the technical report titled “Canadian National Instrument 43-101 Technical Report: Pre-Feasibility Study for the Timok Project, Serbia”, with an effective date of March 8, 2018 (“Technical Report”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated March 28, 2018, “Nevsun Advances Timok Upper Zone Copper-Gold Project with Release of Robust PFS”.

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 11th day of May 2018.

“Michael J. Bunyard”
Michael J. Bunyard, CEng, FAusIMM, MIMMM
Director Mineral Processing, Hatch Ltd

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